UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-36535

GLOBANT S.A.

(Translation of registrant’s name into English)

37A, Avenue J.F. Kennedy
L-1855, Luxembourg
Tel: + 352 20 30 15 96

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F       ☐ Form 40-F

GLOBANT S.A.

FORM 6-K

Appointment of Fernando Matzkin as Chief Operating Officer

On August 20, 2026, Globant S.A. (the “Company”) appointed Fernando Matzkin as its Chief Operating Officer.

Mr. Matzkin served as the Company’s Chief Revenue Officer from July 2025 through the date of his appointment as Chief Operating Officer. Mr. Matzkin joined the Company in 2009 and has served in various roles of increasing responsibility, including as Chief Business Officer and General Manager for Europe from 2022 to July 2025; Chief Business Officer for North America from 2020 to 2022; and General Manager for the U.S. East Region from 2019 to 2020. Prior to joining the Company, Mr. Matzkin held various positions at Volkswagen Argentina, Telefónica de Argentina, Oracle, Disco Ahold and Soft Office. Mr. Matzkin holds a Bachelor’s degree in Business Administration and a Bachelor’s degree in Information Systems, both from the University of Buenos Aires.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-286306) and on Form S-8 (File Nos. 333-201602, 333-211835, 333-232022, 333-255113, 333-266204, 333-281049 and 333-295282), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ JUAN URTHIAGUE
Name: Juan Urthiague
Title: Chief Financial Officer

Date: August 20, 2026